(415) 856-7007

davidhearth@paulhastings.com

(212) 318-6054

vadimavdeychik@paulhastings.com

October 14, 2020

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Kayne Anderson BDC, LLC (the “Company”)

File Numbers: 000-56201 and 814-01363

Dear Mr. Bartz:

This letter responds to your comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the Company’s registration statement on Form 10 (“Registration Statement”) in connection with the registration of the Company’s common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Explanatory Note (page 1)

1.

Staff Comment: Please disclose in a separate paragraph in bold font in this section that the Company’s shares will not be listed on an exchange, and it is not anticipated that a secondary market for the Company’s shares will develop. Also disclose that, consequently, an investment in the Company may not be suitable for investors who may need the money they invest in a specified timeframe.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

2.	Staff Comment: Please also disclose in this section that, as disclosed in the “Private Offering” section on page 6 of the prospectus, any investors in the initial private offering will be required to be “accredited investors” as defined in Regulation D under the Securities Act of 1933.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Item 1. Business

3.

Staff Comment: The fourth paragraph in this section states that the debt issues in which the Company will invest will typically not be rated by any credit ratings agency and that, if rated, such issues would likely be rated below investment grade. Please explain to us whether the Company will also invest in “covenant-lite” issues as part of its principal investment strategy. If so, please disclose and provide corresponding risks.

Response: The Company confirms that it may invest in “covenant-lite” issues as part of its principal investment strategy and has added disclosure to that effect under Item 1, “Business.” The Company also has added corresponding language under the Risk Factor titled “Defaults by our portfolio companies will harm our operating results”.

Item 1. Business - Formation Transactions (page 4)

4.

Staff Comment: Since the Company intends to purchase “a portion of the portfolio” of loans held by the Warehousing Entity, please discuss in this section how the loans for the Company’s portfolio will be selected. Please include in this discussion an explanation as to whether the Company’s Advisor or the Warehousing Entity is responsible for the selection of the Company’s initial investment portfolio.

Response: The Advisor is responsible for the selection of the portion of the loan portfolio to be acquired by the Company. The loans will be selected based on the Company’s investment objective and investment strategy, and other portfolio management considerations. The Company has added disclosure to this effect in the amended registration statement.

5.

Staff Comment: Please provide additional information regarding the operations of the Warehousing Entity, including the management of the Warehousing Entity and whether access to the Warehousing Entity’s portfolio is also available to other Kayne Anderson funds.

Response: The Warehousing Entity was established and is managed by Kayne Anderson. Access to the Warehousing Entity is not limited to the Company; other funds managed by Kayne Anderson may also access loans held by the Warehousing Entity for purposes such as seasoning or syndication of loans.

6.	Staff Comment: The third paragraph of this section states that the Company may fund the purchase of the Warehouse Portfolio with borrowings under a credit facility. Please inform us whether the lender could be an affiliate of the Advisor. We may have additional comments based on your response.

Response: The Company respectfully submits that the lender under the credit facility will not be an affiliate of the Advisor.

Item 1. Business – the Advisor (page 5)

7.

Staff Comment: The second paragraph of this section lists eight individuals who serve on the Company’s investment committee. Please revise this section to identify the person or persons who are primarily responsible for the day-to-day management of the Company’s portfolio. If the investment committee is jointly and primarily responsible for the day-to-day management of the Company’s portfolio, please make that clear and provide a brief description of each individual’s role on the investment committee. See Instruction to Item 9.c. of Form N-2.

Response: The Company has added disclosure to note that Douglas L. Goodwillie and Kenneth B. Leonard, each a Co-Chief Investment Officer of the Company, are jointly and primarily responsible for the day-to-day management of the Company’s portfolio. The Company further submits that each individual’s role on the investment committee is sufficiently described in the Registration Statement and no further changes are otherwise necessary at this time.

Item 1. Business – Private Offering (page 7)

8.

Staff Comment: The last paragraph of this section states that, in addition to all legal remedies available to the Company, failure by an investor to purchase additional Shares when requested will result in that investor being subject to certain default provisions set forth in the Subscription Agreement. Please describe in detail in this section the default provisions applicable to investors.

Response: The Company respectfully submits that detailed disclosure with respect to default provisions has been added under a new heading titled “Failure by an Investor to Purchase Additional Shares when Required” in “Item 2. Financial Information.” Summary disclosure and a cross-reference can be found under “Item 1. Business – Private Offering.”

Item 1. – Business – Investment Advisory Agreement – Incentive Fee on Income (Page 10)

9.	Staff Comment: Please provide graphical representations of the calculation of the income-related portion of the incentive fee for both before and after the Exchange Listing.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

10.

Staff Comment: In order to disclose an estimate of the Company’s various operating expenses as a percentage of net assets, please consider providing a fee table that conforms to the requirements of Item 3 of Form N-2. Please also consider providing an Example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Company notes that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in the Registration Statement. The Company, however, has included in the amended registration statement a fee table that includes information regarding the Fund’s recurring annual expenses that would be disclosed in a fee table conforming to the requirements of Item 3 of Form N-2.

11.

Staff Comment: This section states that pre-incentive fee net investment income “does not include any expense support payments and/or any reimbursement by us of expense support payments.” Please explain to us whether there is an expense support agreement between the Advisor and the Company and, if so, disclose the details of that agreement, including any recoupment provisions.

Response: The Company respectfully submits that it currently does not anticipate entering into any expense support agreement.

Item 1. Business – Material U.S. Federal Income Tax Considerations – Failure to Qualify as a RIC (Page 22)

12.

Staff Comment: The second paragraph of this section states that distributions to shareholders may include a return of capital. Please also disclose that a return of capital distribution is a return to shareholders of a portion of their original investment in the Company, and does not represent income or capital gains.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Item 1A. Risk Factors – Risks Relating to Our Business and Structure (Page 41)

13.

Staff Comment: While we currently have no intention to do so, our ability to enter into transactions involving derivatives and financial commitment transactions may be limited. Please confirm to us that the Company will not make capital commitments that may be unfunded for some period of time. If the Company will, in fact, make unfunded commitments, please disclose, and explain to us whether the Company will treat its unfunded commitments as senior securities subject to the asset coverage requirements of Section 61(a) of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please (a) provide a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and (b) explain why the Company believes it will be able to cover its future unfunded investment commitments.

Response: The Company respectfully submits that the Company may make capital commitments (such as providing a line of credit to a portfolio company) that may be unfunded for some period of time. The Company does not anticipate treating unfunded commitments as senior securities under Section 61 of the 1940 Act because it intends to maintain adequate designated coverage specifically intended to fund such commitments through cash, cash equivalents, liquid securities, capital that may be called under existing capital commitments and/or available borrowings under any credit facilities.

Item 1A. Risk Factors – Risks Relating to Our Investments (Page 49)

14.

Staff Comment: We may invest in distressed or highly leveraged companies, which could cause you to lose all or part of your investment. Please provide a discussion of the Company’s investment strategy with regard to distressed and highly leveraged companies in the “Item 1. Business” section on page 3 of the prospectus.

Response: The Company respectfully submits that it has revised the risk factor in question to read “We may invest in highly leveraged companies, which could cause you to lose all or part of your investment” and has added corresponding disclosure to “Item 1. Business” section.

Item 1A. Risk Factors – Risks Relating to Our Investments (Page 55)

15.

Staff Comment: We may be subject to risks under hedging transactions and may become subject to risks if we invest in foreign securities. This section states that the Company may invest in foreign and emerging market companies. If foreign and/or emerging market investments are a principal investment strategy of the Company, please disclose the Company’s investment strategy regarding these securities in the “Item 1. Business” section on page 3 of the prospectus.

Response: The Company respectfully submits that foreign or emerging market investments will not be part of the Company’s principal investment strategy. The Company has revised the risk factor in question to remove references to foreign and emerging market companies.

Item 11. Description of Registrant’s Securities to be Registered – Exclusive Forum (Page 88)

16.

Staff Comment: This section provides that the sole exclusive forum for direct and derivative claims brought by the Company’s shareholders will be a federal or state court located in the state of Delaware. Please revise this section to discuss the risks of the exclusive forum provisions, e.g., the exclusive forum provisions may increase costs to bring a claim, and may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also, please disclose whether there is any question as to whether a court would enforce the exclusive forum provision.

Response: Comment accepted and the requested change has been made in the amended Registration Statement.

Item 15. Financial Statements and Exhibits

17.	Staff Comment: Please provide actual, rather than forms of, the various documents listed in this section.

Response: The Company will provide actual agreements as exhibits with the amended filing.

ACCOUNTING COMMENT

18.

Staff Comment: Please ensure that the Company will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual report on Form 10-K is due within 90 days after its fiscal year-end.

Response: Comment acknowledged.

GENERAL COMMENTS

19.

Staff Comment: We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: Comment acknowledged.

20.

Staff Comment: Response to this letter should be in the form of an amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: Comment acknowledged.

21.	Staff Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company respectfully submits that it submitted the initial application for co-investment relief on August 15, 2018, as further amended. The Order was granted on February 4, 2020.1 The Company does not currently intend to submit any other requests for exemptive relief.

22.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment acknowledged.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

cc:

James C. Baker, President

Terry A. Hart, Chief Financial Officer and Treasurer

David Hearth

1 SEC Order https://www.sec.gov/rules/ic/2020/ic-33798.pdf